August 2, 2010

Andrew T. Hall
Chief Executive Officer
Stage Stores, Inc.
10201 Main Street
Houston, TX

> **Re:** **Stage Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 30, 2010**
> **File No. 1-14035**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 30, 2010

Management's Discussion and Analysis, page 22

1. We note from the prepared remarks of the earnings call held on May 20, 2010, that you cited trends within the 90-day and older delinquency rates, average balances and credit limits. Please tell us the reasons for describing these trends. To the extent this information aids an investor in viewing the company through the eyes of management, discuss such trends in future filings. In your response,

Andrew T. Hall
Stage Stores, Inc.
August 2, 2010
Page 2 of 3

describe to us how the proceeds received by under the yield sharing arrangements are determined and whether recent legislation regarding credit card fees will have any impact on your results of operations or cash flows.

2. We note from the prepared remarks on the earnings call held on March 9, 2010 that comparable store sales declined 6.5%, which reflects a 3.6% reduction in transactions coupled with a 2.9% reduction in average transaction value. Please expand your MD&A in future filings to discuss material trends in comparable store sales, the number of transactions and the average transaction value. Refer to Item 303(a)(3)(iii) of Regulation S-K for additional guidance.

Liquidity and Capital Resources, page 28

Contractual Obligations, page 31

3. We note on your balance sheet that you had other long-term liabilities amounting to $90,978 thousand as of January 30, 2010. Please describe to us the nature and amounts of liabilities that comprise this total and where you have presented them on your table of contractual obligations.

Schedule 14A

2009 Grants of Plan-Based Awards Table, page 38

4. Please tell us why the 2009 Bonus Plan grants, discussed on page 28, do not appear as non-equity awards on this table. Further, please tell us why the Grant Date Fair Value of Stock and Option Awards column does not include amounts for the performance shares. In this regard, we note the dollar amounts under Stock Awards on the Summary Compensation Table for 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.   Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Andrew T. Hall, Chief Executive Officer
        Via facsimile to (713) 669-2709